Exhibit 4.51

Collaboration Agreement

Advanced Health Intelligence Ltd

and

Bin Farhood International Business
Management Group L.L.C

This document is confidential and contains trade secrets of Advanced Health Intelligence Ltd. Unauthorised disclosure, duplication or use of any part of this document without the prior written consent of Advanced Health Intelligence Ltd is strictly prohibited.

THIS PARTNERSHP AGREEMENT (“Agreement”) is made the 31 day of August, 2023.

BETWEEN:

(1)	Advanced Health Intelligence Ltd (“AHI”), a company registered in Western Australia under ABN 85 602 111 115 whose registered office is at 71-73 South Perth Esplanade, Unit 5, South Perth, WA 6151 (“AHI”, “the Supplier”) and

(2)	Bin Farhood International Business Management Group L.L.C a company registered in Abu Dhabi a company registered in Abu Dhabi, under business License CN-1070271, registered offices at Al Muroor Street, Bldg. 38, Abu Dhabi, UAE (“BFG”, the “Partner”)

WHEREAS:

(1)	AHI is in the business of providing health technology services to healthcare providers, governments, insurers and selected enterprise verticals around the world as more completely described in Schedule 1.

(2)	BFG is a business with a goal to change the perception that having a healthy lifestyle is difficult but offering solutions, products and practical advice to assist and help individuals transform their life through better choices.

(3)	BFG wishes to act as an introductory agent for AHI to government and private organisations (“Prospective Client”) throughout the Middle East and North Africa (“MENA”) region that might use and commercialise the AHI technology, and/or invest to support AHI’s endeavours. Both parties intend to work together during the Term of this Agreement.

IT IS AGREED as follows:

1.	Definitions and Interpretation

1.1	In this Agreement, unless the context otherwise requires, the following expressions have the following meanings:

a)	Agreed Price means the agreed Fees for Services between the Supplier and the Prospective Client as detailed in Schedule 3.

b)	Agreement or “this Agreement” is a reference to this Agreement and each of the Schedules as amended or supplemented at the relevant time.

c)	Associated Entity has the same meaning as in the Corporations Act 2001.

d)	Annual Period means the 12-month period commencing upon the Commencement Date and each subsequent 12-month period during the Term.

e)	Applicable Contract means a binding contract or commercial agreement between the Supplier and a Prospective Client for the provision of Services, and the Supplier has agreed to provide those agreed Services to the Prospective Client.

f)	Background Intellectual Property means, in connection to a Party, its Know-how and Intellectual Property Rights as listed at 1.1(q).

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g)	Business Day means any day (other than a Saturday or Sunday, or relevant public holiday or cultural holiday) on which ordinary banks are open for their full range of normal business in the United Arab Emirates.

h)	Business Relationship means a professional relationship between the Partner and a Prospective Client which includes the provision of the Services by the Supplier under which a commercial transaction occurs.

i)	Claim means any claim in law or equity, or under statute, for a remedy of any nature whatsoever, whether contingent, prospective, actual or otherwise (but does not include claims based on events which occur in the future) and including any and all claims, actions, sums of money, arbitrations, suits, counterclaims, demands, causes of action, debts due, verdicts, judgments, damages, losses, account reckonings, proceedings, charges, costs (whether on an indemnity or party/party basis) and expenses.

j)	Commencement Date means the date in which this Agreement is executed by both parties.

k)	Confidential Information means all or any of the following in relation to the Assets:

(i)	technical, financial, operational, legal and other information, including any systems, technology, ideas, know-how, concepts, discoveries, improvements, know-how, techniques, designs, specifications, blueprints, tracings, diagrams, models, functions, capabilities and designs (including computer software, source code, manufacturing processes or other information embodied in drawings or specifications), suppliers or licensors and intellectual property rights;

(ii)	information or data derived or produced partly or wholly from any information the subject of (a) above, including any calculation, conclusion, summary or computer modelling; and

(iii)	trade secrets or information which is capable of protection at law or in equity as confidential information.

l)	Consequential Loss means in relation to a breach of this Agreement, any indirect loss (including, without limitation, loss of profit, loss of revenue, loss of contract, loss of goodwill, liability under other agreements, loss resulting from proceedings brought under the Corporations Act 2001 or liability to third parties) resulting from such breach.

m)	Documentation means any information, materials or documents (whether in electronic form or not) referring to or describing the Licensed SDKs, the AHI Platform and/or Services that we provide, including any written specifications, user guides, manuals and explanatory materials.

n)	Corporations Act means the Corporations Act 2001.

o)	Encumbrance means any security for the payment of money or performance of obligations and includes a mortgage, charge, pledge, lien, trust, title retention, preferential right, easement, restrictive or positive covenant, security interest or any other adverse right or interest of any nature.

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p)	Foreground Intellectual Property means all processes or products arising pursuant to the performance of the Services, including without limitation, improvements and modifications of the Background Intellectual Property, any new know-how, invention, design, computer program or software, modelling, database or other copyright work so arising.

q)	Insolvency Event means, in respect of a party:

(i)	the party ceases to carry on business, is unable to pay its debts as and when they fall due, or is deemed to be insolvent or bankrupt.

(ii)	a receiver or a liquidator or provisional liquidator or an administrator is appointed to the party, or an application (including voluntary application filed by that party) is lodged or an order is made, or a resolution is passed for the winding up (whether voluntary or compulsory) of that party;

(iii)	where the party is in a Collaboration, the Collaboration is dissolved, or an application is made for its dissolution;

(iv)	the party suspends payment of its debts to the other party, or the party takes the benefit of any law for the relief of insolvent debtors; or

(v)	anything analogous or having a substantially similar effect to any of the events described in (a) through (d) above occurs under the law of any applicable jurisdiction.

r)	Intellectual Property means:

(i)	any and all intellectual or industrial property rights held by the Supplier or any of its Associated Entities (anywhere in the world, whether statutory, common law or otherwise), relating to or in connection with the Assets, including inventions (whether patentable or unpatentable), patents, patent applications, patent disclosures, utility models, copyright (including future copyright), trademarks, logos and design marks, service marks, systems trade names, business names, brand names, designs, design rights, know how, trade secrets, domain names, other names and locators associated with the world wide web, internet addresses, semiconductor or circuit layout rights, whether arising before, on or after the date of this Agreement, and including all applications and rights to apply for registration of such intellectual property rights; and

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(ii)	any and all registrations, renewals, revisions, extensions, re-examinations, translations, adaptations, derivations and combinations, copies and prototypes, tangible embodiments or manifestation, in whatever form or medium, of any of the items in (i) above.

p)	Loss means all damages, losses, costs, expenses and liabilities suffered or incurred by either Party.

q)	Notice means a written notice, consent, approval or other communication.

r)	Partner Fees means the fees that the Partner will be paid by the Supplier upon engagement into an Applicable Contract with a Prospective Client for Services as outlined in Section 5.3.

s)	Payment means the payment of, or towards, an annual license fee in United States Dollars (USD) for the Term of this Agreement, which is exclusive of any applicable GST or VAT.

t)	Prospective Client means any person or organisation introduced to the Supplier by the Partner who is not an existing client of the Supplier with whom the Supplier has had no dealings in the 12 months prior to the Commencement Date and who fulfils the criteria set out in Schedule 2. Any and all references to a “Prospective Client” shall include references to employees or officers of such Prospective Client with the sufficient authority to authorise the purchase or procurement of Services from the Supplier.

u)	Representatives of a party mean the employees, officers, directors, auditors, advisers, or consultants, of that party or of an Associated Entity of that party.

v)	Services means Licences to the Supplier’s health technology services and supporting consulting as described in Schedule 3.

w)	Term has the meaning given in Clause 10.

x)	Territory means the Middle East and North Africa (MENA).

y)	Warranty means each warranty and representation referred to in Clause 11 and Warranties means all of them.

1.2	Interpretation

In this Agreement, unless the context otherwise requires:

a)	reference to any legislation or any provision of any legislation includes any modification or re-enactment of the legislation or any legislative provision substituted for, and all legislation and statutory instruments, regulations and directions issued under, the legislation;

b)	words denoting the singular include the plural and vice versa;

c)	words denoting individuals or persons include bodies corporate and trusts and vice versa;

d)	headings are for convenience only and do not affect interpretation;

e)	reference to a clause, paragraph or schedule is a reference to a clause, paragraph or schedule of this Agreement;

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f)	reference to any document or agreement (including this Agreement) includes reference to the document or agreement as amended, novated, supplemented, varied or replaced from time to time;

g)	where any word or phrase is given a definite meaning in this Agreement, any part of speech or other grammatical form in respect of the word or phrase has a corresponding meaning;

h)	reference to an amount of money is a reference to the amount in United States Dollars (USD);

i)	the word "including" and similar expressions are not words of limitation;

j)	references to agreement, approval and consent are references to those things in writing;

k)	reference to a time and date in connection with the performance of an obligation by a party is a reference to the time and date in Abu Dhabi, United Arab Emirates, notwithstanding the obligation may be required to be performed elsewhere; and

l)	where, by virtue of the provisions of this Agreement, the day on or by which any act, matter or thing is to be done is not a Business Day, then that act, matter or thing will be done on the next succeeding Business Day.

m)	a Schedule is a schedule to this Agreement; and

n)	a Clause or paragraph is a reference to a Clause of this Agreement (other than the Schedules) or a paragraph of the relevant Schedule.

o)	a "Party" or the "Parties" refer to the parties to this Agreement.

2.	Appointment of the Partner

2.1	The Supplier hereby appoints the Partner to identify Prospective Clients within the Territory and sell or broker the Services of the Supplier as specified in Clause 1.1(v) and in accordance with the remainder of this Agreement.

2.2	The Partner shall have no authority or capacity whatsoever to bind the Supplier in any way or incur any form of liability on the Supplier’s behalf (including, but not limited to entering into contractual relationships) and shall not hold itself out as having any authority or capacity to do so.

2.3	The Partner shall not, without the express written agreement of the Supplier, have any authority or capacity to enter into any form of negotiations (pre-contractual or otherwise) on the Supplier’s behalf.

2.4	The Partner shall not produce any promotional or sales literature (or any similar materials) for the Supplier’s Services and shall not use any brands, logos or trade marks (whether registered or otherwise) belonging to the Supplier without the Supplier’s prior written agreement.

2.5	The Partner shall, in all dealings with Prospective Clients, ensure that such Prospective Clients are aware that the Partner is representing the Supplier in its capacity as a Partner of Services and that it does not have any other form of relationship with the Supplier.

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3.	Supplier’s Obligations

3.1	After receiving an introduction from the Partner to a Prospective Client the Supplier shall use all reasonable endeavours to engage in an Applicable Contract for the provision of Services to the Prospective Client.

3.2	The Supplier shall furnish the Partner with such information including, but not limited to, scientific, promotional and sales literature as may be reasonably required by the Partner from time to time in order for the Partner to generate interest by Prospective Clients under the terms of this Agreement.

3.3	If the Supplier at any time during the Term of this Agreement changes or plans to change the Services with respect to which the Partner is to seek Prospective Clients, the Supplier shall inform the Partner of such changes as soon as is reasonably possible.

4.	Non-solicitation of Personnel and Suppliers

4.1	The Partner acknowledged that the Supplier’s business involves, among other activities, entering into transactions with third parties who license the Supplier to use their software or technology that the Supplier uses to provide smartphone-based human scanning technology via the Supplier’s products (“technology licensors”). The Partner irrevocably agrees and warrants that they will not, without our prior written consent, during the Term and for 3 years thereafter directly or indirectly, whether alone, with third parties or on behalf of another person or entity, in any capacity:

a)	contact, solicit, accept an approach from, initiate, submit a request for products and/or services to, communicate with and/or enter into any contracts with, the Supplier’s technology licensors;

b)	bypass us by entering into any licence or other contract with the Supplier’s technology licensors (whether or not introduced to the Partner by the Supplier) for the purpose of gaining any benefit, whether such benefit is monetary or otherwise; and/or

c)	attempt and/or assist, conspire with, aid, prepare or assist any third party to do anything referred to in Clauses a) and/or b).

4.2	The Partner indemnifies the Supplier for any loss or damage incurred as a result of the Partner’s breach of Clause 4.1.

4.3	The Partner acknowledges that Clause 4.1 is reasonable and necessary to protect the Supplier’s interests and that a breach of Clause 4.1 will expose the Supplier to substantial loss and damage and that damages may be inadequate to protect the Supplier’s interests. The Supplier shall be entitled to seek and obtain injunctive relief or any other remedy in respect of an actual or potential breach by the Partner of Clause 4.1. The Partner shall in good faith immediately upon the Supplier’s request, provide access to any documents and information necessary for the Supplier to investigate whether a breach of Clause 4.1 has occurred.

4.4	Each party (the first party) agrees that it will not induce, entice or attempt to induce or entice, any employee, officer or contractor of the other party to terminate any employment contract with, or other agreement for the supply of services to the other party during the two-year period commencing on the date of this Agreement. This Clause 4.44.4 does not apply where an employee or contractor of the other party: (a) responds to a job advertisement of the first party; or (b) makes an initial approach to the first party rather than a response to a solicitation by the first party. The first party acknowledges that this Clause 4.4 is reasonable and necessary to protect the other party’s legitimate business interests.

5.	Fees and Payment

Consulting services

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5.1	In consideration of the Partner’s services, the Supplier shall pay a monthly Consulting Fee .The Consulting Fee shall be paid to the Partner or its nominee within seven days of the end of each calendar month during the Initial Term of this Agreement.

5.2	If the Partner introduces a Prospective Client to the Supplier during the Initial Term, and the Prospective Client signs an Applicable Contract, the Supplier will increase the monthly consulting fee (Increased Consulting Fee). This Increased Consulting Fee will commence in the calendar month of the Prospective Client’s commercial release date or calendar month of the Prospective Client’s first payment to the Supplier and continue to the end of the Term of this Agreement between the Partner and the Supplier.

Revenue Share

5.3	The Supplier shall pay a revenue share to the Partner totalling Supplier’s Gross Sales derived from all Applicable Contracts the Partner has directly introduced. The Revenue Share shall commence as of the first revenue received as a direct result of an Applicable Contract and remain in force for a period of 3 years, or to the conclusion of the introduced Applicable Contract, whichever is the earlier.

5.4	Upon the commercial release of an Applicable Contract, the Partner will invoice the Supplier for their fees of the gross income of the Services quarterly in arrears.

5.5	Payment terms from invoice issued by the Partner to the Supplier are 30 days from receipt date of invoice.

5.6	The Supplier shall not be required to reimburse the Partner for any costs incurred by the Partner in its performance of its obligations under this Agreement unless the Parties agree otherwise in writing.

Investment fees

5.7	The Supplier is proud to have the Partner assist in the financing rounds. The Supplier will pay a on all investments made by the Partner, or any introduction made by the Partner that results in an investment into the Supplier.

5.8	The share allocation will be issued to the Partner or its nominees, Pari Passu to the investor shares.

6.	Anti-Bribery Provisions

6.1	In particular, neither Party shall offer, request, agree to receive or accept anything that may constitute a bribe, including, but not limited to, financial incentives and disproportionately lavish hospitality (or promises thereof) designed to induce, reward or constitute improper performance by either Party concerned of its obligations.

7.	Confidentiality

7.1	Each party (the “first party”) agrees and acknowledges that it may receive information of the other party marked as confidential or has the quality of confidential information during the Term of this Agreement (Confidential Information).

7.2	The first party agrees and acknowledges that the Confidential Information of the other party will be received and held by the first party in strict confidence and will not be disclosed by the first party, except:

a)	as required to perform its obligations under this Agreement;

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b)	with the prior written consent of the other party;

c)	as must be disclosed by Applicable Law;

d)	where disclosed to its Personnel on a confidential basis;

e)	as required by the rules of any stock exchange; or as required by a court of competent jurisdiction, and then, only to the extent required, and provided that the first party promptly notifies the other party of such requirement of disclosure and provides full particulars to the other party of the disclosure.

7.3	The first party must use reasonable endeavours to ensure that its Personnel keep the other party's Confidential Information that the first party provides to its Personnel confidential.

7.4	Confidential Information does not include any information:

a)	that is independently developed, obtained or known by the first party, without relying on confidential information received by the first party from the other party;

b)	that the first party can prove was already rightfully known by it at the time of disclosure to it as shown by contemporaneous records;

c)	which is or becomes available to the first party from a third party lawfully in possession of such information and who has the lawful power to disclose such information to the first party on a non-confidential basis; or

d)	that is in the public domain or becomes part of the public domain except where due to a breach of this Agreement or any breach of any obligation of confidence.

7.5	The Supplier’s Confidential Information includes:

a)	this Agreement;

b)	all parts of the Licensed SDKs and the AHI Platform (including any designs, graphical user interface, the layout of any elements of the Licensed SDKs, the AHI Platform and the look and feel of the Licensed SDKs, the AHI Platform and any Custom Software);

c)	the Documentation;

d)	all Intellectual Property Rights and any proprietary and technical data, trade secrets, patented and unpatented inventions, discoveries, works, improvements, innovations, ideas, concepts, graphs, flow charts, materials, samples, devices, models, know-how, techniques, operations, dealings, processes, procedures, secret formula, computer hardware and software programs and designs, drawings, technology, machinery or equipment used or proposed to be used or developed in connection with the Licensed SDKs;

e)	all advertising and marketing information and material provided by us to you; and

f)	the Object Code and Source Code in the Licensed SDKs and AHI Platform, (Collectively, AHI Confidential Information).

8.	Intellectual Property Rights

8.1	Nothing in this Agreement affects the ownership of any Background Intellectual Property owned by either party Prior to the Commencement Date.

8.2	The Supplier may make certain Background Intellectual Property available to the Partner in order to facilitate and promote the Supplier Services.

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8.3	The Partner acknowledges and agrees that notwithstanding delivery of any Background Intellectual Property to it by the Supplier, all Background Intellectual Property will remain and constitute the sole and exclusive property of the Supplier.

8.4	The Partner must not, unless and to the extent expressly permitted in writing by the Supplier: (a) reverse engineer, disassemble or decompile the Confidential Information; (b) sell, assign, transfer or license the Confidential Information; (c) use the Confidential Information to compete with the Supplier; or (d) permit any third party to do anything referred to in this clause 8.4.

8.5	The Partner shall not, and shall not permit, whether directly or indirectly, any third party, except as expressly permitted in writing by the Supplier, disclose, distribute, rent, lease, share, sell, assign, sub-license or otherwise transfer any part of the Supplier’s Background Intellectual Property or its rights to use the Supplier’s Background Intellectual Property.

8.6	All right, title and interest in the Foreground Intellectual Property created and developed in the course of performing the Services shall vest in the Supplier.

8.7	The Supplier shall disclose any and all Foreground Intellectual Property as may be created and developed by it in the course of performing the Services for an Applicable Contract. The Foreground Intellectual Property will be treated solely as the Supplier’s Confidential Information.

8.8	The Partner hereby assigns and transfers the Foreground Intellectual Property for all Services provided directly associated to an Applicable Contract to the Supplier.

9.	Force Majeure

9.1	No Party to this Agreement shall be liable for any failure or delay in performing their obligations where such failure or delay results from any cause that is beyond the reasonable control of that Party. Such causes include, but are not limited to: power failure, internet service provider failure, industrial action, civil unrest, fire, flood, storms, earthquakes, acts of terrorism, acts of war, governmental action or any other event that is beyond the control of the Party in question.

9.2	In the event that the Partner cannot perform its obligations hereunder as a result of force majeure for a continuous period of 3 months, the Supplier may at its discretion, terminate this Agreement by written notice at the end of that period.

10.	Term and Termination

10.1	This Agreement shall come into force on the date of execution (Commencement Date) and shall continue for a Term of twelve (12) from that date, subject to the provisions of this Clause 10. Extension will automatically renew unless otherwise decided by the Supplier.

10.2	Either Party may terminate this Agreement by giving to the other Party not less than one (1) months written notice.

10.3	Either Party may immediately terminate this Agreement by giving written notice to the other Party if:

a)	any sum owing to that Party by the other Party under any of the provisions of this Agreement is not paid within 60 Business Days of the due date for payment;

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b)	the other Party commits any other breach of any of the provisions of this Agreement and, if the breach is capable of remedy, fails to remedy it within 30 Business Days after being given written notice giving full particulars of the breach and requiring it to be remedied;

c)	an encumbrancer takes possession, or where the other Party is a company, a receiver is appointed, of any of the property or assets of that other Party;

d)	the other Party makes any voluntary arrangement with its creditors or, being a company, becomes subject to an administration order within the meaning of the Insolvency Act;

e)	the other Party, being an individual or firm, has a bankruptcy order made against it or, being a company, goes into liquidation (except for the purposes of bona fide amalgamation or re-construction and in such a manner that the company resulting therefrom effectively agrees to be bound by or assume the obligations imposed on that other Party under this Agreement);

f)	anything analogous to any of the foregoing under the law of any jurisdiction occurs in relation to the other Party;

(i)	that other Party ceases, or threatens to cease, to carry on business; or

(ii)	For the purposes of sub-Clause 10.3(b), a breach shall be considered capable of remedy if the Party in breach can comply with the provision in question in all respects.

(iii)	The rights to terminate this Agreement given by this Clause 10 shall not prejudice any other right or remedy of either Party in respect of the breach concerned (if any) or any other breach.

Effects of Termination

10.4	Upon the termination of this Agreement for any reason:

a)	any sum owing by either Party to the other under any of the provisions of this Agreement shall become immediately due and payable;

b)	all Clauses which, either expressly or by their nature, relate to the period after the expiry or termination of this Agreement shall remain in full force and effect;

c)	termination shall not affect or prejudice any right to damages or other remedy which the terminating Party may have in respect of the event giving rise to the termination or any other right to damages or other remedy which either Party may have in respect of any breach of this Agreement which existed at or before the date of termination;

d)	subject as provided in this Clause 10 (Term and Termination) and except in respect of any accrued rights neither Party shall be under any further obligation to the other; and

e)	each Party shall (except to the extent referred to in Clause 7 Confidentiality) immediately cease to use, either directly or indirectly, any Confidential Information, and shall immediately return to the other Party any documents in its possession or control which contain or record any Confidential Information.

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11.	Warranties

11.1	Supplier Warranties

The Supplier represents and warrants to the Partner, at the Commencement Date and at the Completion Date, that:

a)	the Supplier is lawfully entitled to grant to the Partner all rights as described in this Agreement and those rights are free from encumbrances in all respects;

b)	except to the extent notified to the Partner in writing, each item of Intellectual Property is in good standing in all respects and not liable to cancellation or forfeiture and the Supplier has not received any notice or other communication from any applicable agency indicating that any applications associated with the Intellectual Property have been or are likely to be unsuccessful;

c)	the Supplier has not received any notice or other communication indicating or alleging that the Services generally infringe the intellectual property rights of any other person;

d)	all information provided by the Supplier to the Partner prior to execution in relation to this agreement is true, correct and not misleading.

e)	the assignment of any rights that are the subject of this Agreement will not infringe the rights of any other person or constitute a breach of any agreement with any other person.

11.2	Mutual Warranties

The Supplier and the Partner each represent and warrant to the other party, at the Commencement Date and at the Completion Date, that (to the extent applicable to it):

a)	it is duly incorporated and validly exists under the laws of its place of incorporation;

b)	no Insolvency Event has occurred in relation to it;

c)	the execution and delivery of this Agreement by it has been properly authorised by all necessary corporate action;

d)	it has full power and lawful authority to execute and deliver this Agreement and to consummate and perform or cause to be performed its obligations under this Agreement; and

e)	this Agreement constitutes a legal, valid and binding obligation upon it, enforceable in accordance with its terms by appropriate legal remedy.

11.3	Separate Warranties

Each Warranty is a separate Warranty and representation and its meaning is not affected by any other Warranty.

11.4	Warranties survive Completion

The Warranties survive Completion and continue in full force and effect during the Term.

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11.5	Warranty Disclaimer

Except for the express limited warranties set forth in Clause 11, all assets, licensed software, documentation and other products, information, materials and services provided by Supplier are provided "as is." Supplier hereby disclaims all conditions and warranties, whether express, implied, statutory or other (including all conditions and warranties arising from course of dealing, usage or trade practice), and specifically disclaims all implied conditions and warranties of merchantability, fitness for a particular purpose, title and non-infringement. Without limiting the foregoing, Supplier makes no condition or warranty of any kind that the licensed software or documentation, or any other Supplier or third-party goods, services, technologies or materials (including any software or hardware), or any products or results of the use of any of them, will meet Partner's or other persons' requirements, operate without interruption, achieve any intended result, be compatible or work with any other goods, services, technologies or materials (including any software, hardware, system or network), or be secure, accurate, complete, free of harmful code or error free.

12.	Indemnity

Supplier’s indemnity

12.1	Subject to Clause 11.4, the Supplier covenants and undertakes to indemnify the Partner and to hold the Partner harmless against all Loss after the Commencement Date as a consequence of:

a)	the breach by the Supplier of any of the representations, warranties or undertakings contained in this Agreement; or

b)	the failure by the Supplier to perform any of its obligations under this Agreement.

12.2	The Supplier’s indemnities shall survive Completion.

Partner’s indemnity

12.3	Subject to Clause 11.4, the Partner covenants and undertakes to indemnify the Supplier and to hold the Supplier harmless against all Loss after the Effective Date as a consequence of:

a)	the Partner’s breach of any of the representations or warranties or undertakings contained in this Agreement;

b)	the Partner’s failure to perform any of its obligations under this Agreement; or

c)	any third party claims arising from Partner's exercise of the rights granted herein.

The Partner’s indemnities shall survive Completion.

12.4	Consequential Loss

Despite any other provision of this Agreement, the indemnities given by the parties in Clauses 11.1 and 11.2 do not extend to Consequential Loss.

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12.5	Limitations of Liability

Exclusion of damages. Except as expressly otherwise provided in Clause 11, in no event will either party be liable under or in connection with this agreement or its subject matter under any legal or equitable theory, including breach of contract, tort (including negligence), strict liability and otherwise, for any (a) increased costs, diminution in value or lost business, production, revenues or profits, (b) loss of goodwill or reputation, (c) use, inability to use, loss, interruption, delay or recovery of any licensed software, (d) loss, damage, corruption or recovery of data, or breach of data or system security, (e) cost of replacement goods or services, or (f) consequential, incidental, indirect, special, aggravated, punitive or exemplary damages, in each case regardless of whether such persons were advised of the possibility of such losses or damages or such losses or damages were otherwise foreseeable, and notwithstanding the failure of any agreed or other remedy of its essential purpose.

Cap on monetary liability. Except as expressly otherwise provided in section 11, in no event will the aggregate liability of either party arising out of or related to this agreement, whether arising under or related to breach of contract, tort (including negligence), strict liability or any other legal or equitable theory, exceed the total amounts paid to the Partner under this agreement in the twelve-month period preceding the event giving rise to the claim.

13.	No Waiver

13.1	No failure or delay by either Party in exercising any of its rights under this Agreement shall be deemed to be a waiver of that right, and no waiver by either Party of a breach of any provision of this Agreement shall be deemed to be a waiver of any subsequent breach of the same or any other provision.

14.	Further Assurance

14.1	Each Party shall execute and do all such further deeds, documents and things as may be necessary to carry the provisions of this Agreement into full force and effect.

15.	Costs

15.1	Subject to any provisions to the contrary each Party to this Agreement shall pay its own costs of and incidental to the negotiation, preparation, execution and carrying into effect of this Agreement.

16.	Set-Off

16.1	Neither Party shall be entitled to set-off any sums in any manner from payments due or sums received in respect of any claim under this Agreement or any other agreement at any time.

17.	Assignment and Sub-Contracting

17.1	The Partner shall be entitled to perform any of the obligations undertaken by it through any other member of its group or through suitably qualified and skilled sub-contractors. Any act or omission of such other member or sub-contractor shall, for the purposes of this Agreement, be deemed to be an act or omission of the Partner.

18.	Relationship of the Parties

18.1	Nothing in this Agreement shall constitute or be deemed to constitute a Collaboration, joint venture, Partner, agency or other fiduciary relationship between the Parties other than the contractual relationship expressly provided for in this Agreement.

19.	Notices

19.1	All notices under this Agreement shall be in writing and be deemed duly given if signed by, or on behalf of, a duly authorised officer of the Party giving the notice.

19.2	Notices shall be deemed to have been duly given:

a)	when delivered, if delivered by courier or other messenger (including registered mail) during normal business hours of the recipient; or

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b)	when sent, if transmitted by facsimile or e-mail and a successful transmission report or return receipt is generated; or

In each case notices shall be addressed to the following or the most recent address or e-mail address notified to the other Party.

Supplier	Advanced Health Intelligence Ltd. 71-73 South Perth Esplanade Unit 5 South Perth, Western Australia 6151 Attention: Scott Montgomery, CEO scott.montgomery@ahi.tech
Partner	Bin Farhood International Business Management Group LLC Al Muroor Street, Bldg. 38,Abu Dhabi, UAE Attention: Farah Camille Arnouse

20.	Entire Agreement

20.1	This Agreement contains the entire agreement between the Parties with respect to its subject matter and may not be modified except by an instrument in writing signed by the duly authorised representatives of the Parties.

20.2	Each Party acknowledges that, in entering into this Agreement, it does not rely on any representation, warranty, assurance or other provision (made innocently or negligently) except as expressly provided in this Agreement.

21.	Severance

21.1	In the event that one or more of the provisions of this Agreement is found to be unlawful, invalid or otherwise unenforceable, that / those provision(s) shall be deemed severed from the remainder of this Agreement. The remainder of this Agreement shall be valid and enforceable.

22.	Dispute Resolution

22.1	The Parties shall attempt to resolve any dispute arising out of or relating to this Agreement through negotiations between their appointed representatives who have the authority to settle such disputes.

22.2	If negotiations under sub-Clause 22.1 do not resolve the matter within 30 days of receipt of a written invitation to negotiate, the parties will attempt to resolve the dispute in good faith through an agreed Alternative Dispute Resolution (“ADR”) procedure.

22.3	If the ADR procedure under sub-Clause 22.2 does not resolve the matter within 30 days of the initiation of that procedure, or if either Party will not participate in the ADR procedure, the dispute may be referred to arbitration by either Party.

22.4	Nothing in this Clause 22 shall prohibit either Party or its Associated Entities from applying to a court for interim injunctive relief.

22.5	The Parties hereby agree that the decision and outcome of the final method of dispute resolution under this Clause 22 shall be final and binding on both Parties.

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23.	Law and Jurisdiction

23.1	This Agreement (including any non-contractual matters and obligations arising therefrom or associated therewith) shall be governed by, and construed in accordance with, the laws of Abu Dhabi Global Markets (ADGM) Courts.

23.2	Subject to the provisions of Clause 22, any dispute, controversy, proceedings or claim between the Parties relating to this Agreement (including any non-contractual matters and obligations arising therefrom or associated therewith) shall fall within the jurisdiction of the ADGM Courts.

SIGNED for and on behalf of the Supplier by:

Scott Montgomery

CEO of Advanced Health Intelligence

/s/ Scott Montgomery
Authorised Signature

Date: 07 Sep 2023

SIGNED for and on behalf of the Partner by:

Farah Camille Arnouse

Authorised representative of Bin Farhood International Business Management Group L.L.C

/s/ Farah Camille Arnouse
Authorised Signature

Date: 07 Sep 2023

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SCHEDULE 1

The Supplier’s Business

About Advanced Health Intelligence Ltd

Advanced Health Intelligence Ltd (AHI) is committed to becoming a global leader in digital health, harnessing its proprietary technology and innovative processes to redefine health screening. Leveraging the ubiquity and convenience of smartphones, AHI aims to deliver a comprehensive suite of assessment tools to healthcare providers, caregivers, insurers, and governments around the world.

Our mission is to improve healthcare outcomes, enhance health literacy, and support the early detection and management of various health conditions.

Since our inception in 2014, AHI has been at the forefront of Health-tech innovation, starting with the world's first on-device body dimensioning capability. Our patented technology has evolved into a robust suite of solutions symbolising digitised healthcare's future.

Our key offerings include:

●	Body dimension and composition assessments enable the identification of obesity-related comorbidities such as diabetes.

●	Blood biomarker prediction includes HbA1C, HDL, LDL, and 10-year mortality risk.

●	Transdermal Optical Imaging, providing vital signs and cardiovascular disease risk estimates.

●	On-device dermatological skin identification recognises 588 skin conditions across 133 categories, including Melanoma.

●	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

At the heart of AHI is our world-class team comprising machine learning and AI experts, computer vision specialists, and medically trained data scientists. Their collective expertise ensures AHI remains at the cutting edge of health-tech innovation, tailoring our technology to meet the evolving needs of our consumers.

AHI's vision extends beyond individual health assessments. We aspire to create a transformative impact at scale, driving forward a new era in digital healthcare. Our biometrically derived triage solution, accessible via a smartphone, enables our partners to identify and manage health risks at a population scale.

In the pursuit of proactive health management, AHI stands ready to guide healthcare providers, caregivers, insurers, and governments in triaging individuals into the most suitable care pathways. Through technology, AHI is contributing to a more efficient, effective, and inclusive global healthcare system.

For more information, please visit: www.ahi.tech

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SCHEDULE 2

Prospective Client Criteria

AHI pursue B2B customers of at least 100,000 bound addressable adults within the below four customer segments.

1.	Government providers of health services

2.	Insurance companies, insurance brokers, reinsurance companies

3.	Healthcare providers

4.	Selected enterprise verticals – e.g. Health and Fitness chains, large employers

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SCHEDULE 3

Fees

All pricing in USD

12-MONTH SUBSCRIPTION PACKAGES (USD/user/month)
Comprehensive white-label offering
	Band 1	Band 2	Band 3	Band 4	Band 5	Band 6
USER volume	<10,000	10,001-50,000	50,001-250,000	250,001-500,000	500,001-1,000,000	1,000,001 +
Price (USD/month)
USD annual

BHA subscription
	Band 1	Band 2	Band 3	Band 4	Band 5	Band 6
BHA1 - face
BHA2 - finger
BHA3 - body
BHA4 - fitness

Scan subscription
	Band 1	Band 2	Band 3	Band 4	Band 5	Band 6
Face
Body
Derma	-	-	-	-	-	-

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Standalone Products and PAYG (USD per use)
BHA pre-purchase
	Band 1	Band 2	Band 3	Band 4	Band 5	Band 6
Volume purchased	<10,000	10,001-50,000	50,001-250,000	250,001-500,000	500,001-1,000,000	1,000,001 +
BHA1 - face
BHA2 finger
BHA3 - body
BHA4 - fitness
Scan pre-purchase
	Band 1	Band 2	Band 3	Band 4	Band 5	Band 6
Face
Body
Face+Body bundle
Derma
Scan PAYG
Face - web		/scan
Face		/scan
Body		/scan
Face+Body bundle		-
Derma		/scan

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Terms and conditions
All	Pricing is subject to change after 30 days

Additional services are quoted based on scope
PAYG	Pre-paid bundles of scans have 12-month validity from the date of purchase
Subscription	Subscription is for a minimum term of 12 months
Subscription fees are based on actual user volume (not forecasts). The bands work like tax brackets. If you start in band 1, your first 10k users will be billed at this rate. Your 10,001st user will be billed at the band 2 rate etc.
If BHA tier increases during a 12-month subscription period, the increased subscription price applies for the remainder of the 12-month period.

NB 1:	Prices are current and subject to change

NB 2:	FaceScan and BodyScan subscriptions (under Scan Subscription section) are based on a fair usage policy of one scan per day. Unused scans from the current monthly period will not roll over into the next monthly period and will expire at the end of the current monthly period, regardless of when the subscription started. The user will receive their monthly scan quota automatically at the beginning of each monthly period, starting from the date they subscribed.

NB 3:	AHI recognises that as a collaboration, pricing may need to be adjusted from time to time depending on the Prospective Client.

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